January 13, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, NE

Washington, D.C. 20549

Attention: Inessa Kessman, Senior Staff Accountant

Lisa Etheredge, Senior Staff Accountant

Re:	Tucows Inc.

Form 10-K for the Fiscal Year Ended December 31, 2021

Form 10-Q for the Fiscal Quarter Ended September 30, 2022

File No. 001-32600

Dear Ms. Kessman and Ms. Etheredge:

On behalf of Tucows Inc. (the “Company”), we submit this letter in response to your letter dated December 14, 2022 regarding the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to its review of the above-referenced filings of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021 (the “Form 10-K”) and the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2022 (the “Form 10-Q”). For your convenience, we have reproduced each of the Staff’s comments in italics below and follow each comment with the Company’s response. Capitalized terms used in the Company’s responses but not otherwise defined have the meanings set forth in the Form 10-K.

Form 10-K for Fiscal Year Ended December 31, 2021

Consolidated Statements of Cash Flows, page F-8

1.                   Tell us how you account for the gain on the sale of Ting customer assets in your consolidated statement of cash flows. Refer us to your basis in the accounting literature.

Company Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the gain on the sale of Ting customer assets is recognized in the Company’s Consolidated Statements of Cash Flows as an operating cash inflow, presented in Net income for the period.

On August 1, 2020, we sold substantially all of our retail customer relationships and mobile handsets and SIM inventory and granted the right to use the Ting brand (“the transaction).  The transaction did not include the sale of PP&E, technology, intellectual property nor any infrastructure necessary to enable or support the mobile customers.  In assessing the guidance contained in ASC 230 we determined that the cash flows from the transaction did not meet the definition of a financing or an investing activity and accordingly we have classified the cash flows as operating activities in accordance with the definition of operating activities in ASC 230-10-20.

Prior to the transaction we recorded revenues, operating income and operating cash flows related to the services provided to the Ting mobile customers.  As a result of the transaction, we continue to receive income based on the purchaser's margin associated with the legacy customer base and view this income earned as a continuation of our operating activities. This income will continue to be an important part of our earnings and net income for the foreseeable future and management and investors view these amounts as part of operations as discussed further in our response to question #6 below.  Therefore, we determined the most appropriate presentation was to present these cash flows as operating activities.

In future filings, in the Consolidated Statement of Comprehensive Income, we will change the title of the caption from ‘gain on sale of transferred assets’ to ‘income earned on sale of transferred assets’ to better reflect the nature of the amounts and presentation.

Form 10-Q for the Fiscal Quarter Ended September 30, 2022

Notes to Consolidated Financial Statements

13. Segment Reporting, page 17

2.                   For each reportable segment, please show revenue from external customers and intersegment revenue in accordance with ASC 280-10-50-32. Provide us with your proposed future presentation.

Company Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff of the Company’s proposed segment presentation, which includes a breakdown of intersegment revenue in accordance with ASC 280-10-50-32 to be incorporated in our future filings beginning with our Form 10-K for the fiscal year ended December 31, 2022.

	Ting	Wavelo	Tucows Domains	Tucows Corporate	Consolidated Totals
For the Three Months Ended September 30, 2022

Net Revenues
External Revenues	$10,946	$3,863	$60,281	$2,960	$78,050
Intersegment Revenues	-	185	-	(185)	-
Total Net Revenues	10,946	4,048	60,281	2,775	78,050
Direct cost of revenues	4,290	235	42,111	1,666	48,302
Segment Gross Margin	6,656	3,813	18,170	1,109	29,748

Adjusted EBITDA	$(5,040)	$(902)	$10,385	$3,436	$7,879

	Ting	Wavelo	Tucows Domains	Tucows Corporate	Consolidated Totals
For the Three Months Ended September 30, 2021

Net Revenues
External Revenues	$6,391	$3,845	$60,729	$4,928	$75,893
Intersegment Revenues	-	-	-	-	-
Total Net Revenues	6,391	3,845	60,729	4,928	75,893
Direct cost of revenues	3,632	140	42,253	3,515	49,540
Segment Gross Margin	2,759	3,705	18,476	1,413	26,353

Adjusted EBITDA	$(5,490)	$1,751	$11,473	$4,471	$12,205

	Ting	Wavelo	Tucows Domains	Tucows Corporate	Consolidated Totals
For the Nine Months Ended September 30, 2022

Net Revenues
External Revenues	$30,955	$19,352	$182,890	$9,036	$242,233
Intersegment Revenues	-	513	-	(513)	-
Total Net Revenues	30,955	19,865	182,890	8,523	242,233
Direct cost of revenues	12,746	2,254	125,023	7,000	147,023
Segment Gross Margin	18,209	17,611	57,867	1,523	95,210

Adjusted EBITDA	$(15,546)	$5,017	$34,266	$7,153	$30,890

	Ting	Wavelo	Tucows Domains	Tucows Corporate	Consolidated Totals
For the Nine Months Ended September 30, 2021

Net Revenues
External Revenues	$17,021	$7,217	$184,215	$13,408	$221,861
Intersegment Revenues	-	-	-	-	-
Total Net Revenues	17,021	7,217	184,215	13,408	221,861
Direct cost of revenues	9,247	338	125,814	9,461	144,860
Segment Gross Margin	7,774	6,879	58,401	3,947	77,001

Adjusted EBITDA	$(14,008)	$1,394	$36,790	$11,907	$36,083

3.                   It appears that you consider segment adjusted EBITDA to be a measure of segment operating profit or loss. If so, please remove all references to this measure as a non-GAAP measure when presented within your segment footnote. Please also move the reconciliation of total Adjusted EBITDA so that it is presented after the presentation of segment Adjusted EBITDA. See Item 10(e)(1)(ii)(c) of Regulation S-K and Question 104.04 of our non-GAAP Compliance & Disclosure Interpretations. Please revise accordingly in future filings.

Company Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that that the Company considers segment adjusted EBITDA to be a measure of segment operating profit or loss and, in the Company’s future filings, the Company will (i) remove all references to this measure as a non-GAAP measure when presented within the segment footnote, and (ii) move the reconciliation of total Adjusted EBITDA so that it is presented after the presentation of segment Adjusted EBITDA.

4.                   Please reconcile segment gross margin to net income (loss) before income taxes in accordance with ASC 280-10-50-30 to 32. Your reconciliation should identify and describe all significant reconciling items, including but not limited to elimination of intersegment revenue. Provide us with your proposed future presentation.

Company Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff of the Company’s proposed reconciliation between segment gross margin and net income (loss) before income taxes in accordance with ASC 280-10-50-30 to 32 to be incorporated in our future filings beginning with our Form 10-K for the fiscal year ended December 31, 2022.

	Ting	Wavelo	Tucows Domains	Tucows Corporate	Consolidated Totals
For the Three Months Ended September 30, 2022

Net Revenues
External Revenues	$10,946	$3,863	$60,281	$2,960	$78,050
Intersegment Revenues	-	185	-	(185)	-
Total Net Revenues	10,946	4,048	60,281	2,775	78,050
Direct cost of revenues	4,290	235	42,111	1,666	48,302
Segment Gross Margin	6,656	3,813	18,170	1,109	29,748
Network, other costs					4,244
Network, depreciation of property and equipment					7,136
Network, amortization of intangible assets (note 6)					378
Network, impairment of property and equipment					3
Gross profit					17,987

Expenses:
Sales and marketing					13,894
Technical operations and development					2,983
General and administrative					7,897
Depreciation of property and equipment					149
Loss on disposition of property and equipment					(19)
Amortization of intangible assets (note 6)					2,464
Loss (gain) on currency forward contracts (note 5)					-
Total expenses					27,368

Income (Loss) from operations					(9,381)

Other income (expenses):
Interest expense, net					(4,337)
Gain on sale of Ting customer assets, net (note 17)					4,737
Other expense, net					(27)
Total other income (expenses)					373

Income (Loss) before provision for income taxes					$(9,008)

Adjusted EBITDA	$(5,040)	$(902)	$10,385	$3,436	$7,879

	Ting	Wavelo	Tucows Domains	Tucows Corporate	Consolidated Totals
For the Three Months Ended September 30, 2021

Net Revenues
External Revenues	$6,391	$3,845	$60,729	$4,928	$75,893
Intersegment Revenues	-	-	-	-	-
Total Net Revenues	6,391	3,845	60,729	4,928	75,893
Direct cost of revenues	3,632	140	42,253	3,515	49,540
Segment Gross Margin	2,759	3,705	18,476	1,413	26,353
Network, other costs					3,445
Network, depreciation of property and equipment					4,622
Network, amortization of intangible assets (note 6)					21
Network, impairment of property and equipment					241
Gross profit					18,024

Expenses:
Sales and marketing					9,892
Technical operations and development					3,742
General and administrative					5,069
Depreciation of property and equipment					136
Loss on disposition of property and equipment					229
Amortization of intangible assets (note 6)					2,267
Loss (gain) on currency forward contracts (note 5)					(87)
Total expenses					21,248

Income (Loss) from operations					(3,224)

Other income (expenses):
Interest expense, net					(1,169)
Gain on sale of Ting customer assets, net (note 17)					5,564
Other expense, net					(95)
Total other income (expenses)					4,300

Income (Loss) before provision for income taxes					$1,076

Adjusted EBITDA	$(5,490)	$1,751	$11,473	$4,471	$12,205

	Ting	Wavelo	Tucows Domains	Tucows Corporate	Consolidated Totals
For the Nine Months Ended September 30, 2022

Net Revenues
External Revenues	$30,955	$19,352	$182,890	$9,036	$242,233
Intersegment Revenues	-	513	-	(513)	-
Total Net Revenues	30,955	19,865	182,890	8,523	242,233
Direct cost of revenues	12,746	2,254	125,023	7,000	147,023
Segment Gross Margin	18,209	17,611	57,867	1,523	95,210
Network, other costs					13,188
Network, depreciation of property and equipment					19,620
Network, amortization of intangible assets (note 6)					1,134
Network, impairment of property and equipment					30
Gross profit					61,238

Expenses:
Sales and marketing					39,384
Technical operations and development					10,212
General and administrative					22,006
Depreciation of property and equipment					443
Loss on disposition of property and equipment					461
Amortization of intangible assets (note 6)					7,394
Loss (gain) on currency forward contracts (note 5)					-
Total expenses					79,900

Income (Loss) from operations					(18,662)

Other income (expenses):
Interest expense, net					(8,555)
Gain on sale of Ting customer assets, net (note 17)					14,009
Other expense, net					(128)
Total other income (expenses)					5,326

Income (Loss) before provision for income taxes					$(13,336)

Adjusted EBITDA	$(15,546)	$5,017	$34,266	$7,153	$30,890

	Ting	Wavelo	Tucows Domains	Tucows Corporate	Consolidated Totals
For the Nine Months Ended September 30, 2021

Net Revenues
External Revenues	$17,021	$7,217	$184,215	$13,408	$221,861
Intersegment Revenues	-	-	-	-	-
Total Net Revenues	17,021	7,217	184,215	13,408	221,861
Direct cost of revenues	9,247	338	125,814	9,461	144,860
Segment Gross Margin	7,774	6,879	58,401	3,947	77,001
Network, other costs					10,295
Network, depreciation of property and equipment					12,344
Network, amortization of intangible assets (note 6)					344
Network, impairment of property and equipment					302
Gross profit					53,716

Expenses:
Sales and marketing					27,579
Technical operations and development					10,044
General and administrative					15,232
Depreciation of property and equipment					384
Loss on disposition of property and equipment					234
Amortization of intangible assets (note 6)					6,909
Loss (gain) on currency forward contracts (note 5)					(277)
Total expenses					60,105

Income (Loss) from operations					(6,389)

Other income (expenses):
Interest expense, net					(3,108)
Gain on sale of Ting customer assets, net (note 17)					15,767
Other expense, net					(274)
Total other income (expenses)					12,385

Income (Loss) before provision for income taxes					$5,996

Adjusted EBITDA	$(14,008)	$1,394	$36,790	$11,907	$36,083

5.                   Please reconcile your Non-GAAP measure adjusted EBITDA from Net Income. We refer to Questions 103.02 and 102.10(b) of the Compliance & Disclosure Interpretations on Non-GAAP Financial Measures. We note a similar reconciliation in Exhibit 99.1 of your Form 8-K filed on November 7, 2022. Provide us with your proposed future presentation.

Company Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff of the Company’s proposed Adjusted EBITDA reconciliation format, which reconciles adjusted EBITDA from Net income instead of net income (loss) before income taxes to be incorporated in our future filings beginning with our Form 10-K for the fiscal year ended December 31, 2022 and including future current reports on Form 8-K.

Reconciliation of Income before Provision for Income Taxes to Adjusted EBITDA	Three Months Ended September 30,		Nine Months Ended September 30,
(In Thousands of US Dollars)	2022	2021	2022	2021
(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Net income for the period	$(7,981)	$1,375	$(14,126)	$5,331
Less:
Provision for income taxes	1,027	299	(790)	(665)
Depreciation of property and equipment	(7,285)	(4,758)	(20,063)	(12,728)
Impairment and loss on disposition of property and equipment	16	(470)	(491)	(536)
Amortization of intangible assets	(2,842)	(2,288)	(8,528)	(7,253)
Interest expense, net	(4,337)	(1,169)	(8,555)	(3,108)
Accretion of contingent consideration	(50)	(96)	(198)	(287)
Stock-based compensation	(1,569)	(1,126)	(4,396)	(3,357)
Unrealized loss (gain) on change in fair value of foreign currency forward contracts	-	(249)	-	(606)
Unrealized loss (gain) on foreign exchange revaluation of foreign denominated monetary assets and liabilities	(348)	(72)	(446)	(178)
Acquisition and other costs[1]	(472)	(901)	(1,549)	(2,034)

Adjusted EBITDA	$7,879	$12,205	$30,890	$36,083

[1]Acquisition and other costs represent transaction-related expenses, transitional expenses, such as redundant post-acquisition expenses, primarily related to our acquisitions, including Simply Bits in November 2021. Expenses include severance or transitional costs associated with department,  operational or overall company restructuring efforts, including geographic alignments.

6.                   We note that you use adjusted EBITDA to evaluate the operational and financial performance of your core business. Tell us if the gain from the sale of your assets to DISH is included in Adjusted EBITDA. If these gains are included in Adjusted EBITDA, tell how this measure allows investors to evaluate the operational and financial performance of your core business.

Company Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the recurring gains on the sale of mobile assets to DISH have been included in Adjusted EBITDA since the sale in August 2020. The Company includes these gains in Adjusted EBITDA as the gains are a significant, recurring stream of cash inflows earned over a 10-year payout period. Including the gain on the sale of mobile assets to DISH as part of the Company’s presentation of Adjusted EBITDA provides a more complete understanding of the Company’s ongoing profitability and ability to generate free cash flow, which may be useful for investors to analyze the Company’s financial performance. As an example of how the recurring cash contributions from the sale of mobile assets to DISH is significant to the Company’s overall profitability and free cash flow, the gains on the sale of mobile assets during the nine months ended September 30, 2022 were $14.0 million, which represents 45% of adjusted EBITDA during the same period. Furthermore, the Company provides certain for fee services back to the buyer, such as warehousing, marketing and customer support as part of the overall arrangement. We also note that the Company’s banking syndicate requires these gains to be included in Adjusted EBITDA for the purpose of covenant compliance.

To provide more clarity in future filings when addressing why certain operations are not included in a reportable operating segment, instead of stating that the operations are “no longer considered core business operations” we will instead state that the operations “are no longer reviewed separately by the CODM for the purpose of making resource allocation decisions”.

Liquidity and Capital Resources, page F-44

7.                   Enhance your liquidity discussion to analyze your ability to generate and obtain adequate amounts of cash to meet your requirements and your plans for cash in the short-term and separately in the long-term. We refer you to the guidance in Item 303 of Regulation S-K.

Company Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company will enhance its liquidity discussion in its future filings to describe in greater detail the Company’s ability to generate and obtain adequate amount of cash to meet the Company’s requirement and the Company’s plans for cash in the short-term and separately in the long term, as set forth in the guidance in Item 303 of Regulation S-K.

We would greatly appreciate any assistance the Staff can provide in obtaining an expeditious review of this response letter. Please contact the undersigned at 215.963.5262 or Davinder Singh, Chief Financial Officer of the Company, at 416.818.7060, with any questions regarding the foregoing.

Very truly yours,

/s/ Joanne R. Soslow

Joanne R. Soslow

cc:	Davinder Singh, Chief Financial Officer, Tucows Inc.

Bret Fausett, Chief Legal Officer & General Counsel, Tucows Inc.